Exhibit 99.1

Correvio Highlights Completion of SteadyMed Acquisition by United Therapeutics

NASDAQ: CORV
TSX: CORV

VANCOUVER, Sept. 4, 2018 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV / TSX: CORV), a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients, today highlighted that United Therapeutics (NASDAQ: UTHR) has completed its acquisition of SteadyMed Ltd., Correvio's partner and the licensor of Trevyent®.

William Hunter, MD, CEO and President of Correvio, stated, "We would like to express our sincere congratulations to both United Therapeutics and SteadyMed for successfully completing this important transaction. On behalf of the entire Correvio team, we look forward to working with United Therapeutics to bring Trevyent into the European market and to the patients and physicians who need it."

The completion of this transaction strengthens Correvio's potential commercial effort as United Therapeutics is the recognized global leader in pulmonary arterial hypertension (PAH) therapies.

About Pulmonary Arterial Hypertension

Pulmonary arterial hypertension (PAH) is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient's pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as the market-leading prostacyclin PAH therapy, Remodulin® (treprostinil sodium), which is produced by United Therapeutics Corporation. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient and United Therapeutics reported Remodulin revenues of $602 million in 2016.

About Trevyent®

Designed to address the limitations of existing pulmonary arterial hypertension (PAH) therapies, SteadyMed's Trevyent is an investigational drug product which combines a preservative-free, parenteral formulation of treprostinil, a vasodilatory prostacyclin analogue, with SteadyMed's proprietary PatchPump®. Trevyent is a sterile, pre-filled, pre-programmed, single use disposable infusion system that is in development for the initial indication of continuous subcutaneous infusion of treprostinil for the treatment of PAH. Correvio holds commercial rights to Trevyent for the international markets of Europe and the Middle East and plans to file regulatory submissions for Trevyent in Europe following United Therapeutics' filing of a New Drug Application in the U.S. in 2018.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension. Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

These forward-looking statements may include, but are not limited to: possible future meetings with the FDA, including the timing of any such meetings, and any possible regulatory path forward with respect to BRINAVESS®; our plans to develop and commercialize product candidates in various countries and the timing of development and commercialization; whether we or our partners will receive, and the timing and costs of obtaining, regulatory approvals for our products in various countries; clinical development of our product candidates, including the results of current and future clinical trials and the timing associated with the receipt of clinical trial results; the ability to enroll and to maintain enrollment of patients in our clinical trials; our estimates of the size of the markets and potential markets for our products; our estimates of revenues and anticipated revenues for the commercialization of products and product candidates; the range and degree of market acceptance of our products; the pricing of our products; and whether we will receive, and the timing of, reimbursement for our products in various countries.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the recent annual and quarterly reports of our former parent company Cardiome Pharma Corp., the Short Form Base Shelf Prospectus filed on July 5, 2018 by Correvio, the Prospectus Supplement filed July 10, 2018 by Correvio and those risks and uncertainties detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this presentation. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/September2018/04/c3355.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners: Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 07:00e 04-SEP-18